Exhibit 99.59

FIRE & FLOWER HOLDINGS CORP.

– and –

COMPUTERSHARE TRUST COMPANY OF CANADA

SUPPLEMENTAL DEBENTURE INDENTURE

Effective July 23, 2020

THIS SUPPLEMENTAL DEBENTURE INDENTURE dated effective as of July 23, 2020 (the “Effective Date”).

B E T W E E N :

FIRE & FLOWER HOLDINGS CORP. a corporation existing under the federal laws of Canada (hereinafter called the “Corporation”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the federal laws of Canada (hereinafter called the “Trustee”)

WHEREAS the Trustee and the Corporation entered into a debenture indenture dated as of April 28, 2020 (the “Indenture”) concerning the creation and issuance of 8.0% secured convertible debentures of the Corporation (the “Debentures”);

AND WHEREAS pursuant to Section 13.15 of the Indenture, the holders of not less than 66 2/3% of the principal amount of all the outstanding Debentures passed an Extraordinary Resolution (as defined in the Indenture) to: (a) change certain provisions contained in the Indenture as agreed to by the Corporation; and

(b) authorize the Trustee to concur and execute this Supplemental Debenture Indenture to reflect such changes;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Trustee;

NOW THEREFORE THIS SUPPLEMENTAL DEBENTURE INDENTURE WITNESSES that in consideration of the respective covenants and agreements contained herein and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Corporation and the Trustee covenant and agree, for the benefit of each other and for the equal and rateable benefit of the holders, as follows:

ARTICLE 1

AMENDMENTS TO DEBENTURE INDENTURE

1.1	Supplemental Debenture Indenture

This Supplemental Debenture Indenture is supplemental to the Indenture (and any supplements thereto), and this Supplemental Debenture Indenture and the Indenture shall hereafter be read together and shall have effect, so far as practicable, as if all of the provisions of the Indenture and this Supplemental Debenture Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the issuance of the Debentures, except only so far as the Indenture is amended, preceded, modified or supplemented by this Supplemental Debenture Indenture.

1.2	Amendments

The parties acknowledge and agree that:

(a)	Section 2.4(c) of the Indenture shall be deleted its entirety and be replaced with the following:

“The Initial Debentures shall mature on:

(i)	June 1, 2021 (the “Initial Maturity Date”); or

(ii)	June 1, 2022 (the “Extended Maturity Date”; and the “Maturity Date” for the Initial Debentures shall mean either the Initial Maturity Date or Extended Maturity Date, as applicable), only in the event that on or before April 1, 2021, 23,652,248 of the ACT Series A Warrants have been exercised.

For certainty, the Trustee shall receive an Officer’s Certificate not less than five Business Days prior to the Initial Maturity Date in the event the maturity date of the Initial Debentures is extended to the Extended Maturity Date.”

(b)	Section 2.11(c) of the Indenture shall be deleted in its entirety and be replaced with the following:

“Subject to compliance with applicable laws, including receipt of any requisite Exchange Approval, in lieu of paying any interest accrued and payable in respect of the Initial Debentures on any Interest Payment Date up to and including December 31, 2021, the Corporation may elect to add such accrued and unpaid interest to the then outstanding principal amount of Initial Debentures (the “Interest Election”). The Corporation shall provide to the Trustee the notice of its intention to exercise the Interest Election (the “Interest Election Notice”) not less than five (5) Business Days prior to the applicable Interest Payment Date. The Interest Election Notice shall set out the amount of accrued and unpaid interest subject to the Interest Election and the applicable Interest Payment Date. Any amounts of interest subject to the Interest Election shall be allotted pro rata to the holders of the Initial Debentures then outstanding as of the date of the applicable Interest Payment Date. Subject to compliance with applicable laws, including the rules and policies of the Exchange, any interest subject to the Interest Election notice shall be treated as principal amount of Initial Debentures from the time such interest is added to the principal.”

(c)	Section 6.6(b) of the Indenture shall be deleted its entirety and be replaced with the following:

“the Forced Conversion Notice may not be delivered prior to July 1, 2021;” and

(d)	Section 6.6(c) of the Indenture shall be deleted in its entirely and be replaced with the following:

“not less than 23,652,248 of the ACT Series A Warrants have been exercised;”

For certainty, and subject to the terms of the Indenture as modified by this Supplement Debenture Indenture, the Corporation may deliver a Forced Conversion Notice if:

(i)	no Event of Default has occurred and is continuing;

	(ii)	the Forced Conversion Notice may not be delivered prior to July 1, 2021;

	(iii)	not less than 23,652,248 of the ACT Series A Warrants have been exercised; and

	(iv)	the ten (10) day volume weighted average daily trading price per Common Share on the Ex-change is greater than $1.25, as adjusted in accordance with Section 6.5, as the date of the Forced Conversion Notice,

(e)	All references in the Indenture to the “Series A Warrants” shall be amended to read the “ACT Series A Warrants”.

ARTICLE 2 ADDITIONAL MATTERS

2.1	Confirmation of Debenture Indenture

The Indenture, as amended, modified and supplemented by this Supplemental Debenture Indenture is, in all respects, hereby ratified, confirmed and approved.

2.2	Governing Law

This Supplemental Debenture Indenture shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2.3	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as need be required to consummate the transactions contemplated by this Supplemental Debenture Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to give effect to the purpose of this Supplemental Debenture Indenture and carry out its provisions.

2.4	Counterparts

This Supplemental Debenture Indenture may be simultaneously executed in several original or facsimile or electronic, including counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplemental Debenture Indenture.

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IN WITNESS WHEREOF the parties hereto have executed this Supplemental Debenture Indenture under the hands of their proper officers in that behalf as of the date first written above.

FIRE & FLOWER HOLDINGS CORP.

Per:	(signed) “Trevor Fencott”
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(signed) “Robert Morrison”
Authorized Signing Officer

Per:	(signed) “Neil Scott”
Authorized Signing Officer

Signature Page – Supplemental Debenture Indenture (April 2020 Indenture)